UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

                   Solicitation/Recommendation Statement Under
             Section 14(D)(4) Of The Securities Exchange Act Of 1934



                             PrimeSource Corporation
                            (Name of Subject Company)

                             PrimeSource Corporation
                       (Name of Persons Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                  (Including Associated Stock Purchase Rights)
                         (Title of Class of Securities)

                                    741593107
                      (CUSIP Number of Class of Securities)

                                 Barry Maulding
                                 General Counsel
                             PrimeSource Corporation
                                 355 Treck Drive
                         Seattle, Washington 98188-7603
                                 (206) 394-5582
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)



                                    Copy to:
                             David E. Beavers, Esq.
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                             Philadelphia, PA 19103
                                 (215) 564-8036

     (X) Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




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Contact: Tim Combs               Contact: James F. Mullan, CEO/President
         630-259-7256                     William A. DeMarco, Vice President/CFO
         Thomas H. Shay                   856-488-4888
         914-789-8145                     PrimeSource Corporation


FOR IMMEDIATE RELEASE


                  FUJI PHOTO FILM U.S.A. TO ACQUIRE PRIMESOURCE


ELMSFORD, NY, September 4, 2001 - Fuji Photo Film U.S.A., Inc. and PrimeSource Corporation (NASDAQ:NM:PSRC) today announced a definitive merger agreement providing for Fuji's acquisition of PrimeSource.


Under the merger agreement, which was unanimously approved by PrimeSource's Board of Directors at a meeting earlier today, Fuji U.S.A., through a new subsidiary, will commence a tender offer to purchase all outstanding shares of PrimeSource Common Stock for $10.00 per share, net to the Seller in cash. The total acquisition price is approximately $118.4 million, including transaction costs and PrimeSource's existing debt.

The tender offer will be conditioned upon, among other things, (i) the tender of PrimeSource shares representing at least 80% of the shares outstanding on the expiration date of the offer, and (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In addition, the agreement provides that if it is terminated under specified circumstances, Fuji U.S.A. will be entitled to receive from PrimeSource a fee of $3.0 million plus reimbursement for certain expenses Fuji U.S.A. incurred during the transaction. In the merger to occur following completion of the tender offer, each share of PrimeSource Common Stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $10.00 in cash.

                                     -more-

Fuji U.S.A. and PrimeSource expect that the necessary filings with the Securities and Exchange Commission concerning the tender offer will be made early next week and that documents will be mailed to PrimeSource shareholders promptly thereafter.

PrimeSource, headquartered in Pennsauken, New Jersey, is a national distributor of equipment and consumable supplies serving the printing and publishing industries. PrimeSource distributes products from more than 500 suppliers and services the industry through its many branch offices located throughout the U.S.

Mr. Yasuo "George" Tanaka, the President of Fuji Photo Film U.S.A., said that "PrimeSource is one of the graphic arts industry's leading distributors, and the acquisition by Fuji demonstrates Fuji's strategic commitment to strengthen the distribution channel for the graphic arts industry." Mr. Tanaka added that, "Fuji U.S.A. believes it can strengthen the distribution channel to better meet the needs of our customers, both now and in the future."

About Fujifilm

Fuji Photo Film U.S.A., Inc. is the U.S. marketing subsidiary of Fuji Photo Film Co., Ltd. of Tokyo (FUJIY), a leading global manufacturer of imaging and information products. Recognized for its technological innovation and high quality, Fujifilm offers a complete portfolio of imaging and information products, services and e-solutions to retailers, consumers, professionals and business customers.

The complete Fujifilm product portfolio includes: professional and consumer film and cameras; digital imaging products, including cameras and printers for commercial and consumer use; digital minilabs and kiosks; photographic paper and photofinishing supplies; professional motion picture film; high-capacity floppy disks, optical discs, tape cartridges and other data storage media; videotape and audiocassettes; professional and consumer optical discs; microfilm and other micrographic products; graphic arts film, conventional and digital printing plates, analog and digital color proofing systems, drum and flatbed scanners, imagesetters and computer-to-plate systems. Fujicolor Processing, Inc., a subsidiary of Fuji Photo Film U.S.A., Inc., provides wholesale photofinishing through a network of laboratories across the country.

                                     -more-

For more information on Fujifilm products, call 1-800-800-FUJI or access the Fujifilm USA Web site at www.fujifilm.com.


Certain statements in this press release are forward-looking and are subject to a number of factors, including material risks, uncertainties and contingencies. These risks and contingencies include, but are not limited to, the successful consummation of the proposed transaction and other risks and uncertainties set forth in PrimeSource's Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

This news release is for informational purposes only. It does not constitute a tender offer statement or a solicitation/recommendation statement under the rules and regulations of the SEC. PrimeSource shareholders should carefully review any such tender offer statement and solicitation/recommendation statement when and if they are filed with the SEC prior to making any decisions with respect to the tender offer described above as those statements will contain important information. PrimeSource shareholders will be able to obtain any such tender offer statement and solicitation/recommendation statement for free if and when they become available at the SEC's website at www.SEC.gov and will be mailed to all shareholders free of charge.